ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	December 31, 2009	March 31, 2009

Current assets:
Cash and cash equivalents	¥89,417	105,455
Short-term investments	17,049	25,114
Trade receivables, net	13,625	10,415
Inventories	15,282	9,737
Other current assets	5,011	6,586

Total current assets	140,384	157,307

Investment securities	7,902	6,679
Property, plant and equipment, net of accumulated depreciation of 35,311 million yen and 34,372 million yen, as of December 31, 2009 and March 31, 2009, respectively	32,944	33,974
Intangible assets, net of accumulated amortization of 2,433 million yen and 2,397 million yen, as of December 31, 2009 and March 31, 2009, respectively	1,402	1,470
Other assets	2,515	2,629

Total assets	¥185,147	202,059

The accompanying notes, together with the Notes to Consolidated Financial Statements included in
Advantest’s Annual Report on Form 20-F for the year ended March 31, 2009 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	December 31, 2009	March 31, 2009

Current liabilities:
Trade accounts payable	¥8,220	4,767
Other accounts payable	689	6,409
Accrued expenses	4,416	6,043
Accrued warranty expenses	2,717	2,811
Other current liabilities	4,151	1,507

Total current liabilities	20,193	21,537

Accrued pension and severance costs	14,779	13,996
Other liabilities	2,672	2,910

Total liabilities	37,644	38,443

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,416	40,320
Retained earnings	180,303	194,848
Accumulated other comprehensive income (loss)	(16,249)	(14,587)
Treasury stock, 20,844,691 shares and 20,843,298 shares as of December 31, 2009 and March 31, 2009, respectively	(89,330)	(89,328)

Total stockholders’ equity	147,503	163,616

Total liabilities and stockholders’ equity	¥185,147	202,059

The accompanying notes, together with the Notes to Consolidated Financial Statements included in
Advantest’s Annual Report on Form 20-F for the year ended March 31, 2009 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009

Net sales	¥67,117	31,656
Cost of sales	38,323	17,291

Gross profit	28,794	14,365

Research and development expenses	19,644	12,953
Selling, general and administrative expenses	24,695	14,379

Operating income (loss)	(15,545)	(12,967)

Other income (expense):
Interest and dividend income	1,801	476
Interest expense	(8)	(3)
Other, net	(4,225)	1,111

Total other income (expense)	(2,432)	1,584

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(17,977)	(11,383)

Income tax expense (benefit)	(7,374)	1,292
Equity in earnings (loss) of affiliated company	(98)	(82)

Net income (loss)	¥(10,701)	(12,757)

	Yen
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009

Net income (loss) per share:
Basic	¥(59.87)	(71.38)
Diluted	(59.87)	(71.38)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in
Advantest’s Annual Report on Form 20-F for the year ended March 31, 2009 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2008	December 31, 2009

Net sales	¥14,597	12,887
Cost of sales	12,686	8,615

Gross profit	1,911	4,272

Research and development expenses	6,072	4,240
Selling, general and administrative expenses	7,469	5,016

Operating income (loss)	(11,630)	(4,984)

Other income (expense):
Interest and dividend income	548	114
Interest expense	(2)	(1)
Other, net	(2,008)	(106)

Total other income (expense)	(1,462)	7

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(13,092)	(4,977)

Income tax expense (benefit)	(5,361)	678

Equity in earnings (loss) of affiliated company	(27)	(14)

Net income (loss)	¥(7,758)	(5,669)

	Yen
	Three months ended	Three months ended
	December 31, 2008	December 31, 2009

Net income (loss) per share:
Basic	¥(43.40)	(31.72)
Diluted	(43.40)	(31.72)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in
Advantest’s Annual Report on Form 20-F for the year ended March 31, 2009 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009

Cash flows from operating activities:
Net income (loss)	¥(10,701)	(12,757)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,956	3,160
Deferred income taxes	(9,401)	(299)
Stock option compensation expense	172	96
Changes in assets and liabilities:
Trade receivables	16,648	(3,430)
Inventories	11,144	(5,659)
Trade accounts payable	(7,143)	3,585
Other accounts payable	1,061	(5,675)
Accrued expenses	(4,839)	(1,603)
Accrued warranty expenses	(1,180)	(99)
Accrued pension and severance costs	(254)	781
Other	5,239	2,283

Net cash provided by (used in) operating activities	7,702	(19,617)

Cash flows from investing activities:
(Increase) decrease in short-term investments	(18,417)	7,301
Proceeds from sale of non-marketable investment securities	34	-
Proceeds from sale of property, plant and equipment	390	150
Purchases of intangible assets	(568)	(112)
Purchases of property, plant and equipment	(4,523)	(2,067)
Other	(322)	68

Net cash provided by (used in) investing activities	(23,406)	5,340

Cash flows from financing activities:
Dividends paid	(8,669)	(1,748)
Other	(5)	(6)

Net cash used in financing activities	(8,674)	(1,754)

Net effect of exchange rate changes on cash and cash equivalents	(4,730)	(7)

Net change in cash and cash equivalents	(29,108)	(16,038)

Cash and cash equivalents at beginning of period	147,348	105,455

Cash and cash equivalents at end of period	¥118,240	89,417

The accompanying notes, together with the Notes to Consolidated Financial Statements included in
Advantest’s Annual Report on Form 20-F for the year ended March 31, 2009 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(1)  Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

 (a)  Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare the consolidated financial statements in accordance with generally accepted accounting principle in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.
Advantest prepared the interim consolidated financial statements that accompany these notes in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2009 except for changes discussed in Note (2)-(b).
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented.  This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2009.
Subsequent events have been evaluated through February 5, 2010, which is the date the accompanying consolidated financial statements were issued.

 (b)  Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

 (c)  Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of the significant differences from the preparation of financial statements using the accounting principles, procedure and method of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
In accordance with ASC 710-10, Compensation－General (formerly Statements of Financial Accounting Standards (“SFAS”) No. 43), an allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Accrued pension and severance costs
In accordance with ASC 715, Compensation－Retirement Benefits (formerly SFAS No. 87 and SFAS No. 158), the funded status, which is the difference between the fair value of plan assets and the projected benefit obligation, of pension plans is recognized in the consolidated balance sheets.

(iii) Goodwill
In accordance with ASC 350-20, Intangibles－Goodwill and Other (formerly SFAS No. 142), goodwill is not amortized but instead is tested for impairment at least annually.

ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”, (codified in ASC 805). The guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The guidance is effective for fiscal years beginning on or after December 15, 2008. Advantest adopted the guidance in the first quarter beginning April 1, 2009, which did not have an impact on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”, (codified in ASC 810). The guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Advantest adopted the guidance in the first quarter beginning April 1, 2009, which did not have an impact on its consolidated results of operations and financial condition.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, (codified in ASC 855). The guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The guidance is effective for interim or annual financial periods ending after June 15, 2009. Advantest adopted the guidance in the first quarter beginning April 1, 2009, which did not have an impact on its financial statements.

In June 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-01 (amendments based on SFAS No. 168), which establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. ASC is effective for interim and annual periods ending after September 15, 2009. Advantest adopted ASC in the second quarter beginning July 1, 2009, which did not have an impact on its consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU 2009-13, which amends ASC 605, Revenue Recognition. ASU 2009-13 amends the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements. Under ASU 2009-13, the allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, and the early adoption is permitted. ASU 2009-13 is required to be adopted by Advantest in the first quarter beginning April 1, 2011. Advantest is currently evaluating the timing and the effect that the adoption of ASU 2009-13 will have on its consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU 2009-14, which amends ASC 985, Software. ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. ASU 2009-14 provides a guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010, and the early adoption is permitted. ASU 2009-14 is required to be adopted by Advantest in the first quarter beginning April 1, 2011. Advantest is currently evaluating the timing and the effect that the adoption of ASU 2009-14 will have on its consolidated results of operations and financial condition.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(c)	Reclassification

Certain reclassifications have been made to the prior year’s consolidated financial statement to conform with the presentation used for the third quarter ended December 31, 2009.

(3) Inventories

Inventories at December 31, 2009 and March 31, 2009 are composed of the following:

	Yen (Millions)
	December 31, 2009	March 31, 2009

Finished goods	¥5,618	4,305
Work in process	6,441	3,988
Raw materials and supplies	3,223	1,444

	¥15,282	9,737

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(4) Investment Securities

Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at December 31, 2009 and March 31, 2009 were as follows:

	Yen (Millions)
	December 31, 2009	March 31, 2009

Noncurrent:
Available-for-sale:
Equity securities
Acquisition cost	¥2,890	2,890
Gross unrealized gains	1,477	277
Gross unrealized losses	98	152
Fair value	¥4,269	3,015

No gross realized gains or losses on available-for-sale equity securities were recognized for the nine and three months ended December 31, 2009.

Gross unrealized losses on available-for-sale equity securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and March 31, 2009, were as follows:

	Yen (Millions)
	December 31, 2009
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥259	24	209	74

	Yen (Millions)
	March 31, 2009
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥1,313	140	49	12

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

Advantest also maintains non-marketable investment securities, which are recorded at cost.  The carrying amounts of non-marketable investment securities were ¥3,633 million and ¥3,664 million at December 31, 2009 and March 31, 2009, respectively. For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximate the carrying value. Advantest has not estimated the fair value of other non-marketable equity securities of ¥1,713 million and ¥1,150 million at December 31, 2009 and March 31, 2009, respectively, since it is not practicable to estimate the fair value of the investments. It is because of the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost.

(5) Derivative Financial Instruments

Derivative
Advantest uses foreign exchange forward contracts and currency options to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables.  However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by ASC 815, Derivatives and Hedging (formerly SFAS No. 133).

Foreign exchange contracts generally have terms of several months.  These contracts are used to reduce Advantest’s risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures.  Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at December 31, 2009 and March 31 2009. The notional amounts of these contracts at December 31, 2009 and March 31, 2009 were as follows:

	Yen (Millions)
	December 31, 2009	March 31, 2009

Foreign exchange contracts	¥8,510	763

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

The fair value of derivative instruments not designated as hedging instruments under ASC 815 at December 31, 2009 and March 31, 2009 was as follows:

	Yen (Millions)
	December 31, 2009		March 31, 2009
	Balance sheet location	Fair value	Balance sheet location	Fair value
Assets
Foreign exchange contracts	Other current assets	¥1	Other current assets	¥4
Liabilities
Foreign exchange contracts	Other current liabilities	¥55	Other current liabilities	¥0

The effect of derivative instruments not designated as hedging instruments under ASC 815 on consolidated statements of operations for the nine and three months ended December 31, 2009 was as follows:

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Nine months ended December 31, 2009	Three months ended December 31, 2009

Foreign exchange contracts	Other income (expense)	¥304	¥129

Concentration of credit risk
Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements.  However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.  Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations.

Advantest generally does not require or place collateral for these derivative financial instruments.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(6) Fair Value Measurement

Disclosure about the fair value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at December 31, 2009 and March 31, 2009, except for cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable and accrued expenses for which fair value approximate their carrying amounts.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	December 31, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities for which it is
practicable to estimate fair value	¥4,269	4,269	¥3,015	3,015
Foreign exchange contracts	1	1	4	4
Financial liabilities:
Foreign exchange contracts	¥55	55	¥0	0

The carrying amount of investment securities for which it is practicable to estimate fair value is included in the consolidated balance sheets under investment securities.  The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, and accrued expenses (nonderivatives):  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale equity securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange contracts:  The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

Fair Value Hierarchy
ASC 820-10, Fair Value Measurements and Disclosures (formerly SFAS No.157), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

Assets/Liabilities Measured at Fair Value on a Recurring Basis
As of December 31, 2009 and as of March 31, 2009, carrying amount of financial assets and liabilities that were measured at fair value on a recurring basis by level is as follows:

		Yen (Millions)
		Fair value measurements at December 31, 2009
		Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial assets
Available-for-sale equity securities	¥4,269	4,269	-	-
Foreign exchange contracts	1	-	1	-
Total assets measured at fair value	¥4,270	4,269	1	-
Financial liabilities
Foreign exchange contracts	¥55	-	55	-
Total liabilities measured at fair value	¥55	-	55	-

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
		Fair value measurements at March 31, 2009
		Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial assets
Available-for-sale equity securities	¥3,015	3,015	-	-
Foreign exchange contracts	4	-	4	-
Total assets measured at fair value	¥3,019	3,015	4	-
Financial liabilities
Foreign exchange contracts	¥0	-	0	-
Total liabilities measured at fair value	¥0	-	0	-

The table does not include assets and liabilities which are measured at historical cost or any basis other than fair value. Advantest’s financial assets and liabilities measured at fair value consist of available-for-sale equity securities and foreign exchange contracts. Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in other income (expense). Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

(7) Income Taxes
As of December 31, 2008, the estimated annual effective tax rate for fiscal year 2008 was approximately 41.0 percent. The estimated annual effective tax rate for fiscal year 2008 differs from the 40.4 percent statutory income tax rate primarily due to the effects of foreign tax rates, tax credits and undistributed earnings of foreign subsidiaries.
As of December 31, 2009, the estimated annual effective tax rate for fiscal year 2009 was approximately (11.3) percent. The estimated annual effective tax rate for fiscal year 2009 differs from the 40.5 percent statutory income tax rate primarily due to the estimated net increase in valuation allowance for deferred tax assets and the effects of foreign tax rates.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(8)Other Comprehensive Income (Loss)

The components of other comprehensive income (loss), net of tax, are as follows:

	Yen (Millions) Nine months ended
	December 31, 2008	December 31, 2009

Net income (loss)	¥(10,701)	(12,757)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	(4,990)	(2,634)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the period	(2,070)	735
Less reclassification adjustments for net gains (losses) realized in earnings	1,615	-
Net unrealized gains (losses)	(455)	735
Pension related adjustment	33	237

Total comprehensive income (loss)	¥(16,113)	(14,419)

	Yen (Millions) Three months ended
	December 31, 2008	December 31, 2009

Net income (loss)	¥(7,758)	(5,669)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	(5,780)	640
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the period	(1,224)	(31)
Less reclassification adjustments for net gains (losses) realized in earnings	556	-
Net unrealized gains (losses)	(668)	(31)
Pension related adjustment	11	89

Total comprehensive income (loss)	¥(14,195)	(4,971)

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(9)  Stock-Based Compensation

In April 2009, stock options were issued to certain employees of foreign subsidiaries under a stock option plan approved by the Board of Directors.  The number of granted shares totaled 12,000.  Options were granted with an exercise price of ¥2,653 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant, (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant and (3) ¥2,653 per share that is equal to the exercise price of the July 2008 options.  The options have an exercise period of 4 years and are exercisable from May 1, 2009.

In July 2009, stock options were issued to directors, executive officers and corporate auditors of the Company under a stock option plan approved by the Board of Directors.  The number of granted shares totaled 338,000.  Options were granted with an exercise price of ¥1,844 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant.  The options have an exercise period of 4 years and are exercisable from April 1, 2010.

Stock based compensation expense recognized were ¥172 million and ¥96 million for the nine months ended December 31, 2008 and 2009, and ¥86 million and ¥47 million for the three months ended December 31, 2008 and 2009, which were included in selling, general and administrative expenses. The tax benefit were ¥45 million and ¥34 million for the nine months ended December 31, 2008 and 2009, and ¥22 million and ¥17 million for the three months ended December 31, 2008 and 2009. As of December 31, 2009, a valuation allowance was recorded against related deferred tax asset.

The weighted average fair value per share for stock option that was granted during the nine months ended December 31, 2008 and 2009 were ¥369 and ¥409.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(10)  Accrued Pension and Severance Costs

The components of net periodic benefit cost recognized are as follows:

	Yen (Millions) Nine months ended
	December 31, 2008	December 31, 2009

Service cost	¥1,091	999
Interest cost	525	559
Expected return on plan assets	(257)	(210)
Amortization of unrecognized:
Net actuarial (gain) or loss	213	420
Prior service (benefit) cost	(158)	(132)

Net periodic benefit cost	¥1,414	1,636

	Yen (Millions) Three months ended
	December 31, 2008	December 31, 2009

Service cost	¥338	341
Interest cost	175	186
Expected return on plan assets	(85)	(70)
Amortization of unrecognized:
Net actuarial (gain) or loss	71	140
Prior service (benefit) cost	(53)	(44)

Net periodic benefit cost	¥446	553

(11)  Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 26, 2009, Advantest paid cash dividends totaling ¥894 million, ¥5 per share of common stock on June 2, 2009 to stockholders of record on March 31, 2009.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 28, 2009, Advantest paid cash dividends totaling ¥894 million, ¥5 per share of common stock on December 1, 2009 to stockholders of record on September 30, 2009.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(12) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the nine months ended December 31, 2008 and 2009 were summarized as follows:

	Yen (Millions)
	Nine months ended
	December 31, 2008	December 31, 2009

Balance at beginning of period	¥3,143	2,811
Addition	3,440	1,915
Utilization	(4,308)	(2,014)
Translation adjustments	(49)	5

Balance at end of period	¥2,226	2,717

(13) Other income (expense)

Other income (expense) includes impairment losses on investment securities of ¥2,709 million and ¥933 million, and foreign exchange losses of ¥1,715 million and ¥1,098 million for the nine months and the three months ended December 31, 2008, respectively.
Other income (expense) includes foreign exchange gains (losses) of ¥914 million and ¥(119) million for the nine months and the three months ended December 31, 2009, respectively.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(14) Operating Segment and Geographic Information

(Operating Segment Information)

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. In accordance with ASC 280, Segment Reporting (formerly SFAS No. 131), Advantest has three operating and reportable segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others. These operating segments are determined based on the nature of the products and the markets.

Operating segment information for the three months and nine months ended December 31, 2008 and 2009 are as follows:

	Yen (Millions)
	Three months ended December 31, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥7,404	2,189	5,004	－	14,597
Inter-segment sales	98	98	－	(196)	－
Net sales	7,502	2,287	5,004	(196)	14,597
Operating income (loss) before stock option compensation expense	(9,665)	(1,476)	17	(420)	(11,544)
Adjustment:
Stock option compensation expense					86
Operating income (loss)					¥(11,630)

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended December 31, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥6,169	3,861	2,857	－	12,887
Inter-segment sales	965	17	－	(982)	－
Net sales	7,134	3,878	2,857	(982)	12,887
Operating income (loss) before stock option compensation expense	(3,562)	(725)	543	(1,193)	(4,937)
Adjustment:
Stock option compensation expense					47
Operating income (loss)					¥(4,984)

	Yen (Millions)
	Nine months ended December 31, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥42,698	11,175	13,244	－	67,117
Inter-segment sales	448	2,175	－	(2,623)	－
Net sales	43,146	13,350	13,244	(2,623)	67,117
Operating income (loss) before stock option compensation expense	(8,277)	(3,181)	1,005	(4,920)	(15,373)
Adjustment:
Stock option compensation expense					172
Operating income (loss)					¥(15,545)

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Nine months ended December 31, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥16,565	7,339	7,752	－	31,656
Inter-segment sales	1,797	17	－	(1,814)	－
Net sales	18,362	7,356	7,752	(1,814)	31,656
Operating income (loss) before stock option compensation expense	(8,582)	(2,044)	1,222	(3,467)	(12,871)
Adjustment:
Stock option compensation expense					96
Operating income (loss)					¥(12,967)

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(Consolidated Net Sales by Geographical Areas)

Net sales to unaffiliated customers for the three months and nine months ended December 31, 2008 and 2009 are as follows:

	Yen (Millions)
	Three months ended December 31, 2008	Three months ended December 31, 2009

Japan	¥6,516	3,001
Americas	2,751	1,254
Europe	898	246
Asia	4,432	8,386

Total	¥14,597	12,887

	Yen (Millions)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009

Japan	¥20,477	7,671
Americas	10,794	3,796
Europe	1,792	1,792
Asia	34,054	18,397

Total	¥67,117	31,656

(Notes)	1.	Net sales to unaffiliated customers are based on the customer’s location.
	2.	Each of the segments includes primarily the following countries or regions:
		(1) Americas	U.S.A., Republic of Costa Rica, etc.
		(2) Europe	Israel, Germany, etc.
		(3) Asia	South Korea, Taiwan, Malaysia, China, etc.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

Supplemental Segment Information

(Geographic Segment Information / Based on Location of the Company and its Affiliates)

The following table sets forth the net sales and operating income (loss) for the three months and nine months ended December 31, 2008 and 2009, classified by location of office from which product was shipped.  This information is provided as supplemental information in addition to the requirements of ASC 280 (formerly SFAS No. 131) in consideration of the disclosure requirements under the Financial Instruments and Exchange Law of Japan.

	Yen (Millions)
	Three months ended December 31, 2008
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥8,135	4,447	733	1,282	－	14,597
Inter-segment sales	4,472	809	482	1,101	(6,864)	－
Sales	12,607	5,256	1,215	2,383	(6,864)	14,597
Operating income (loss)	¥(11,265)	(101)	(452)	358	(170)	(11,630)

	Yen (Millions)
	Three months ended December 31, 2009
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥5,120	3,453	435	3,879	－	12,887
Inter-segment sales	7,594	757	366	894	(9,611)	－
Sales	12,714	4,210	801	4,773	(9,611)	12,887
Operating income (loss)	¥(4,384)	127	105	206	(1,038)	(4,984)

	Yen (Millions)
	Nine months ended December 31, 2008
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥37,378	17,083	2,239	10,417	－	67,117
Inter-segment sales	19,721	2,447	999	3,906	(27,073)	－
Sales	57,099	19,530	3,238	14,323	(27,073)	67,117
Operating income (loss)	¥(15,202)	1,834	(711)	3,173	(4,639)	(15,545)

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Nine months ended December 31, 2009
	Japan	Americas	Europe	Asia	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥13,424	9,863	1,620	6,749	－	31,656
Inter-segment sales	17,666	2,457	1,041	2,590	(23,754)	－
Sales	31,090	12,320	2,661	9,339	(23,754)	31,656
Operating income (loss)	¥(11,681)	568	581	1,223	(3,658)	(12,967)

(Notes)	1.	Geographical segments are organized by physical proximity of countries or regions.
	2.	Each of the geographical segments includes primarily the following countries or regions:
		(1) Americas	U.S.A., etc.
		(2) Europe	Germany, etc.
		(3) Asia	South Korea, Taiwan, Singapore, etc.

 ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

(15) Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the nine months and three months ended December 31, 2008 and 2009:

	Yen (Millions) except share and per share data
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
Numerator:
Net income (loss)	¥(10,701)	(12,757)

Denominator:
Basic weighted average shares of common stock outstanding	178,725,171	178,722,701
Dilutive effect of exercise of stock options	－	－

Diluted weighted average shares of common stock outstanding	178,725,171	178,722,701

Basic net income (loss) per share	¥(59.87)	(71.38)
Diluted net income (loss) per share	¥(59.87)	(71.38)

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	December 31, 2008	December 31, 2009
Numerator:
Net income (loss)	¥(7,758)	(5,669)

Denominator:
Basic weighted average shares of common stock outstanding	178,724,470	178,722,409
Dilutive effect of exercise of stock options	－	－

Diluted weighted average shares of common stock outstanding	178,724,470	178,722,409

Basic net income (loss) per share	¥(43.40)	(31.72)
Diluted net income (loss) per share	¥(43.40)	(31.72)

At December 31, 2008 and 2009, Advantest had outstanding stock options into 4,986,980 and 4,179,980 shares of common stock, respectively, which could potentially dilute net income per share in future periods.